ENERGY METALS CORPORATION
Suite 1238 – 200 Granville Street
Vancouver, BC, Canada, V6C 3E8

INFORMATION CIRCULAR AS AT OCTOBER 27, 2006

SOLICITATION OF PROXIES

This information circular is furnished in connection with the solicitation of proxies by the management of Energy Metals Corporation (the “Company”) for use at the Annual and Special Meeting of the Shareholders of the Company and any adjournments thereof, to be held on Friday, December 1, 2006, at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors and regular employees of the Company at nominal cost. All costs of solicitation by management will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are the President and Director, respectively, of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed form of proxy is received by Pacific Corporate Trust Company, 510 Burrard Street, 3rd Floor, Vancouver, BC V6C 3B9, (“Pacific Corporate”) not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof.

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered office of the Company, 1200 – 750 West Pender Street, Vancouver, BC V6C 2T8, at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. A person is not a registered shareholder (a “Non-Registered Holder”) in respect of shares which are held either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”), of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the notice of meeting, this Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.

Intermediaries will frequently use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder and is to be completed, but not signed, by the Non-Registered Holder and deposited with Pacific Corporate Trust Company; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered holder should strike out the names of the Management Proxyholders named in the form and insert the Non-Registered Holder's name in the blank space provided. Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

VOTING OF PROXIES

SHARES REPRESENTED BY PROPERLY EXECUTED PROXIES IN FAVOUR OF PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY WILL, WHERE A CHOICE WITH RESPECT TO ANY MATTER TO BE ACTED UPON HAS BEEN SPECIFIED IN THE FORM OF PROXY, BE VOTED IN ACCORDANCE WITH THE SPECIFICATION MADE. SUCH SHARES WILL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Company consists of an unlimited number of common shares without par value. Only the registered holders of Common shares are entitled to receive notice of or to attend and vote at any meetings of the shareholders of the Company. As at October 27, 2006, there were 66,342,839 common shares without par value issued and outstanding.

Only shareholders of record at the close of business on October 27, 2006 (the “Record Date”) who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

Each shareholder is entitled to one vote for each common share registered in his/her/its name on the list of shareholders, which is available for inspection during the normal business hours at Pacific Corporate Trust Company and at the Meeting of the Shareholders.

To the knowledge of the directors and senior officers of the Company, there are no persons or companies who beneficially own, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Company except as follows:

Name and Address	Number of Shares	Approximate Percentage of Total Issued
CDS & Co. Box 1038, Station A, 25 The Esplanade Toronto, ON, M5W 1G5	46,284,992	69%
Cede & Co. PO Box 222 Bowling Green Station New York, NY 10274	11,716,329	17%

ELECTION OF DIRECTORS

Management of the Company proposes to nominate the persons named in the following table for election as Directors of the Company. The term of each of the current directors of the Company will expire at the Meeting and each Director elected at the Meeting will hold office until the next Annual Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the By-Laws of the Company or he becomes disqualified to act as a Director.

The number of directors on the board of directors of the Company is currently set at six.

The following table sets out the name of each person proposed to be nominated by management for election as a director, all other positions and offices with the Company and any significant affiliate now held by him, if any, his principal occupation or employment, the period or periods of services as a director of the Company and the approximate number of shares of the Company beneficially owned by him directly or indirectly or over which he exercises control or direction:

Name, Present Position with EMC and Country of Residence	Commencement of Directorship	Securities Held *	Present Principal Occupation
Paul Matysek President, CEO & Director West Vancouver, B.C., Canada	January 11, 1999	1,765,500	President and Director; President and CEO of Dundarave Resources Inc.; Director of Standard Uranium Inc.; self employed Geologist.
William Sheriff, Director, Texas, USA	March 1, 2005	3,388,100	Director, Quincy Energy Corp. President Pacific Intermountain Gold, Director of Castleworth Ventures Inc.; Director of Standard Uranium Inc.
James G. G. Watt Chairman & Director Port Moody, B.C., Canada	December 9, 1993	681,800	Director and President, Tower Energy Ltd.; Director and former President of EMC (formerly Clan Resources), 1994 to 2004; Director of Doublestar Resources Ltd.; Director of Standard Uranium Inc.

Name, Present Position with EMC and Country of Residence	Commencement of Directorship	Securities Held *	Present Principal Occupation
Grayson Hand Director Vancouver, B.C., Canada	October 18, 1996	302,500	Businessman. Mr. Hand has over 20 years of senior management and executive level business experience. He has acted as a senior officer for several private and publicly traded companies.
William Lupien Director Colorado, USA	November 30, 2005	165,000	Financial equity market consultant and private investor.
David Cole Director	March 10, 2006	277,120	President of Eurasian Minerals Inc. since November, 2003; Geologist with Newmont Mining Corp. from May 1992 to March 2003.
George Lim CFO Vancouver, B.C.	November 22, 2005	327,000	Chief Financial Officer of EMC, is a Chartered
Accountant and Certified General Accountant.
Prior to joining EMC, Mr. Lim was the Chief
Financial Officer of a group of companies
involved in the mining industry in North and
South America, Australia and Africa from 1999 –
2005; Chief Financial Officer, Standard Uranium
			Inc.
Christine Thomson Corporate Secretary Vancouver, B.C.	June 2, 2005	152,500	Corporate Secretary of EMC. Ms. Thomson has
15 years experience as a legal assistant in the area
of corporate securities, working in law firms and
mining companies. Ms. Thomson was Corporate
Secretary/Corporate Administrator of First
Quantum Minerals Ltd. from 1999 – 2004;
Corporate Secretary, Standard Uranium Inc.,
Quincy Energy Corp.; Director, Artha Resources
			Corporation

The information as to shares beneficially owned, directly or indirectly, or over which the above nominees exercise control or direction, not being within the knowledge of the Company, has been furnished by the respective nominees individually.

The following directors are members of the Company’s Audit, Compensation and Corporate Governance and Nominating Committees:

Audit Committee	Compensation Committee	Corporate Governance and Nominating Committee
James G.G. Watt	James G.G. Wat	James G.G. Wat
Grayson Hand	Grayson Hand	Grayson Hand
William Lupien	William Lupien	William Lupien

Other than as disclosed herein, to the best of EMC’s knowledge, no existing or proposed director, officer, promoter or other member of management of EMC is, or within the ten years prior to the date hereof has been, a director, officer, promoter or other member of management of any other corporation that, while that person was acting in the capacity of a director, officer, promoter or other member of management of that corporation, was the subject of a cease trade order or similar order or an order that denied standard access to any statutory exemptions for a period of more than 30 consecutive days, was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or appointed to hold the assets of that director, officer or promoter.

Paul Matysek was a director of Mandalay Resources Corporation when a cease trade order was issued against it on February 9, 2004 for failure to file material change reports, a technical report and quarterly and year-end reports in the form required under the Securities Act and the Rules (British Columbia). On January 4, 2005, the British Columbia Securities Commission revoked the cease trade order, as Mandalay Resources had filed the required documentation.

A cease trade order was issued against Mandalay Resources Corporation on June 30, 2004 by the Alberta Stock Exchange for failure to file certain required financial information. On February 1, 2005, the cease trade order was revoked as the company had filed the required records.

Paul Matysek resigned as a director of Mandalay Resources Corporation on November 17, 2005.

CORPORATE GOVERNANCE

The Board of Directors of the Company believes that sound corporate governance practices are essential to the well being of the Company and its shareholders, and that these practices should be reviewed regularly to ensure that they are appropriate. The corporate governance practices ensure the process and structure used to direct and manage the business and affairs of the Company with the objective of enhancing shareholder value, which includes ensuring the financial viability of the business. The process and structure define the division of power and establish mechanisms for achieving accountability among shareholders, the Board of Directors and management.

The Board of Directors is of the view that the Company’s general approach to corporate governance as set out in the summary form attached as Appendix “A”, is consistent with the objectives reflected in the Guidelines.

STATEMENT OF EXECUTIVE COMPENSATION

The following table sets forth particulars concerning the compensation of the Named Executive Officers, as defined in Form 51-102F6 (British Columbia) for the Company's financial year ended June 30, 2006, 2005, and 2004.

A.	Compensation to Named Executive Officers

SUMMARY COMPENSATION TABLE

Name and Principal Position (a)	Annual Compensation				Long Term Compensation			All other Compen- sation ($) (i)
	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compen- sation ($) (e)	Awards		Payouts
					Securities Under Option/ SARs Granted (#) (f)	Shares or Units Subject to Resale Restrictions ($) (g)	LTIP Payouts ($) (h)
Paul Matysek President, CEO and Director	2006 2005 2004	160,000 104,500 42,000	150,000 Nil Nil	Nil Nil Nil	425,000 400,000 35,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
William Sheriff	2006	160,000	150,000	Nil	425,000	Nil	Nil	Nil

Name and Principal Position (a)	Annual Compensation				Long Term Compensation			All other Compen- sation ($) (i)
	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compen- sation ($) (e)	Awards		Payouts
					Securities Under Option/ SARs Granted (#) (f)	Shares or Units Subject to Resale Restrictions ($) (g)	LTIP Payouts ($) (h)
Executive Vice President, Director	2005	72,283	Nil	Nil	300,000	Nil	Nil	Nil
	2004	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Dennis Stover(1) Chief Operating Officer, President, Energy Metals Corporation (US)	2006	166,742	Nil	Nil	450,000	Nil	Nil	Nil
	2005	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2004	Nil	Nil	Nil	Nil	Nil	Nil	Nil
George Lim (2) Chief Financial Officer	2006	112,050	Nil	Nil	300,000	Nil	Nil	Nil
	2005	25,945	Nil	Nil	50,000	Nil	Nil	Nil
	2004	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Dennis Stover was appointed President of Energy Metals Corporation (US) on December 1, 2005 and Chief Operation Officer on September 25, 2006.

(2)	George Lim was appointed Chief Financial Officer of the Company on May 13, 2005.

B.	Long Term Incentive Plan

Long Term incentive plan awards (“LTIP”) means “any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of the Company or an affiliate, or the price of the Company’s shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units”. The Company has not granted any LTIP’s to the Named Executive Officers or any of its directors during the fiscal year ended June 30, 2006.

C.	Options and Stock Appreciation Rights (“SARs”)

The following table sets forth the grant of options to purchase shares of the Company issued to the Named Executive Officers during the fiscal year ended June 30, 2006.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Paul Matysek	112,500 187,500 50,000 75,000 425,000	13.8%	$3.07 $3.15 $4.15 $7.10	$3.07 $3.15 $4.15 $7.10	November 30, 2009 December 1, 2009 January 30, 2010 April 21, 2010
William Sheriff	112,500 187,500 50,000 75,000 425,000	13.8%	$3.07 $3.15 $4.15 $7.10	$3.07 $3.15 $4.15 $7.10	November 30, 2009 December 1, 2009 January 30, 2010 April 21, 2010
George Lim	50,000 150,000 200,000	6.5%	$3.07 $7.10	$3.07 $7.10	November 30, 2009 April 21, 2010
Dennis Stover	125,000 125,000 150,000 50,000 450,000	14.6%	$3.07 $3.15 $4.00 $7.10	$3.07 $3.15 $4.00 $7.10	November 30, 2009 December 1, 2009 February 20, 1010 April 21, 2010

The following table sets forth incentive stock options exercised by the Named Executive Officers during the most recently completed financial year as well as the fiscal year-end value of stock options held by the Named Executive Officers. During this period, no outstanding SARs were held by the Named Executive Officers.

AGGREGATED OPTION/SAR EXERCISES
DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND
FINANCIAL YEAR-END OPTION/SAR VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (CDN $) (1)	Unexercised Options/SARs at the Financial Year End (#) Exercisable/ Unexercisable	Value of Unexercised in- the Money Options/SARs at Financial Year End ($) Exercisable/ Unexercisable (2)
Paul Matysek	445,000	$1,369,350	171,250 / 243,250	$364,100 / $424,500
William Sheriff	225,000	487,375	243,750 / 256,250	$644,374 / $463,125
George Lim	37,500	102,225	62,500 / 150,000	$71,375 / $102,875
Dennis Stover	Nil	Nil	175,000 / 275,000	$1,278,000 / $1,816,500

(1)	Based on the difference between the option exercise price and the closing market price of the Company’s shares on the date of exercise.

(2)

In-the-Money Options are those where the market value of the underlying securities as at the most recent financial year end exceeds the option price. The closing market price of the Company’s shares as at June 30, 2006 (ie., the financial year end) was $5.59.

Option and SAR Repricings

There were no option or SAR repricings during the most recently completed financial year ended June 30, 2006.

Defined Benefit or Actuarial Plan Disclosure

The Company does not provide retirement benefits for directors and executive officers.

Termination of Employment, Change In Responsibilities And Employment Contracts

The Company entered into Management Services Agreements dated November 1, 2005 with each of William M. Sheriff and Paul Matysek (through his wholly owned company, Bedrock Capital Corporation), whereby each will receive management fees of CDN$15,000 per month for a period of 12 months for Mr. Sheriff and 24 months for Mr. Matysek. Each of Mr. Sheriff and Mr. Matysek will also receive a CDN$100,000 bonus if EMC’s market capitalization increased to CDN$250 million and is sustained at that level for a minimum of 10 consecutive business days.

Under the terms of the agreements if Mr. Sheriff and/or Mr. Matysek are terminated for any reason other than cause, the Company shall pay a severance of nine months base fee. In the event that there is a change of control of the Company and each elects to terminate his agreement, the Company shall pay an amount equal to 24 months remuneration from the date of the change of control.

COMPENSATION OF DIRECTORS

The Company does not compensate its directors in their capacities as such, although the directors of the Company are reimbursed for their expenses incurred in connection with their service as directors.

Name	Securities Under Options/SARs Granted	% of Total Options/SARs Granted to Employees in Fiscal Year(2)	Exercise or Base Price ($/Security)(3)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Grayson Hand	50,000 25,000	2.4%	$3.07 $7.10	$3.07 $7.10	November 30, 2009 April 21, 2010
James G.G. Watt	50,000 25,000	2.4%	$3.07 $7.10	$3.07 $7.10	November 30, 2009 April 21, 2010
William Lupien	50,000 25,000	2.4%	$3.07 $7.10	$3.07 $7.10	November 30, 2009 April 21, 2010
David M. Cole	64,000 25,000	2.9%	$1.27 $7.10	$4.80 (4) $7.10	November 4, 2009 April 21, 2010

(1)	As freestanding SARs have not been granted, the number of shares relate solely to stock options.

(2)	Percentage of all of the Company’s options granted during the fiscal year ended June 30, 2006.

(3)	Market value of the Company’s shares on the date of grant.

(4)	Stock option was granted under the Standard Urnaium Inc. stock option plan and adopted into the Company’s stock option plan.

The following table sets forth details of all exercises of stock options during the fiscal year ended June 30, 2006 by directors of the Company who were not a Named Executive Officer, and the fiscal year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (CDN$) (1)	Unexercised Options at June 30, 2006 (#) Exercisable/ Unexercisable	Value of Unexercised in-the Money Options at June 30, 2006 (CDN$) Exercisable/ Unexercisable (2)
James G.G. Watt	85,000	$382,750	131,250 / 43,750	$474,000 / $63,000
Grayson Hand	Nil	Nil	81,250 / 43,750	$268,500 / $63,000
William Lupien	Nil	Nil	31,250 / 43,750	$63,000 / $63,000
David Cole	Nil	Nil	70,250 / 18,750	$276,480 / Nil

(1)	Based on the difference between the option exercise price and the closing market price of the Company’s shares on the date of exercise.

(2)

In-the-Money Options are those where the market value of the underlying securities as at June 30, 2006 exceeds the option price. The closing market price of the Company’s shares as at June 30, 2006 was $5.59.

COMPARATIVE SHAREHOLDER PERFORMANCE GRAPH

The following chart compares the total cumulative Shareholder return for $100 invested in Common Shares of the Company on June 30, 2001 with the cumulative total return of the S&P/TSX Composite Index (formerly the TSE 300 Composite Index) for the period from June 30, 2001 to June 30, 2006. The Common Share performance as set out in the graph does not necessarily indicated future price performance.

Comparision of Five Year Total Common Shreholders Return in Cdn$

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as of the end of the Company’s financial year ended June 30, 2006, all information required with respect to compensation plans under which equity securities of the Company are authorized for issuance:

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for issuance under equity compensation plans (excluding securities reflected in column (a) (c)
Equity compensation plans approved by securityholders	12,444,485	$4.89	463,600
Equity compensation plans not approved by securityholders	Nil	N/A	N/A
Totals	12,076,635	$4.89	Nil

(c)

Pursuant to the original terms of the Standard Uranium acquisition, Standard Uranium, entered into consulting agreements in connection with the acquisition of the Hobson facility and the Palangana uranium leases in South Texas. The terms of the consulting agreements provided, among other things, that the consultants would receive bonus shares upon Standard reaching six different milestones as a result of their efforts. No bonus shares will be issued for any milestones not achieved by July 31st 2009. The obligation to issue EMC shares to the Consultants was passed to EMC upon its acquisition in March 2006 of Standard Uranium. The number of EMC shares issued to the Consultants was determined by the EMC-Standard share exchange ratio agreed to at the time of the acquisition. If all milestones are reached, a total of 463,600 shares of the Company will be issued all at a price of $4.80.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

No director or senior officer of the Company or any associate or affiliate of any such director or senior officer is or has been indebted to the Company or any of its subsidiaries at any time during the Company's last completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth in this or any previous Information Circular and other than transactions carried out in the normal course of business of the Company or any of its affiliates, none of the directors or senior officers of the Company, no shareholder beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company, nor an associate or affiliate of any of the foregoing persons had during the last completed financial year, any material interest, direct or indirect, in any transaction which materially affected the Company or in any proposed transaction which has or would materially affect the Company, except as follows:

1.	EMC entered into the Aurora Agreement with William M. Sheriff on July 19, 2004 to acquire a 100% interest in the Aurora Property and certain other uranium properties all as described herein.

As consideration, EMC issued 1,000,000 EMC shares at a deemed price of $0.35 per common share to Mr. Sheriff. Under the terms of this agreement, EMC was granted a right of first refusal to acquire Mr. Sheriff’s interest in other properties located in Arizona, Wyoming, Colorado, New Mexico, Nevada, Utah and Texas.

2.

In February 2005 EMC exercised the right of first refusal granted under the Aurora Agreement and entered the Moore Ranch Agreement on February 5, 2005 with Mr. Sheriff to acquire a 100% interest in the Moore Ranch Property and certain other uranium properties all as described herein. As consideration EMC agreed to issue a total of 1,500,000 EMC Shares to Mr. Sheriff at a deemed price of $1.10 per common share in three equal tranches, the last of which is to be issued on January 5, 2007.

3.

EMC entered into the Antelope Agreement with Mr. Sheriff on October 25, 2004 to acquire a 100% in the Antelope Property and certain other uranium properties all as described herein. As consideration, EMC issued 1,250,000 EMC Shares to Mr. Sheriff at a deemed price of $1.10 per common share.

4.

EMC entered into a License and Sublicense Agreement with Mr. Sheriff dated June 1, 2005, for the use of certain exploration databases owned by him and was granted the right to sublicense these databases. In consideration for the databases EMC agreed to pay to Mr. Sheriff $1.00 and 20% of any consideration received by EMC from third parties for the use of the exploration databases. EMC has subsequently sublicensed various records and data. Refer to the section “Acquisition of Prior Exploration and Development Technical Data Bases” for particulars of the sublicense.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no director or senior officer of the Company, at any time since the beginning of the Company's last financial year, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon.

APPOINTMENT OF AUDITOR

It is intended to vote the proxy to appoint Davidson & Company, 1200 - 609 Granville Street, Vancouver, British Columbia V7Y 1G6 as Auditors for the Company and to authorize the Directors to fix their remuneration. Davidson & Company was first appointed as Auditors on June 30, 1998.

MANAGEMENT CONTRACTS

The management functions of the Company and its subsidiaries are not to any substantial degree performed by any other person other than the directors and executive officers of the Company or subsidiary.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Amended & Restated Stock Option Plan

The Company currently has in effect a stock option plan (the “Current Plan”) which was originally adopted by shareholders of the Company on December 11, 2003, with amendments adopted by shareholders on November 22, 2004, and November 17, 2005, April 11, 2006, and amendments adopted solely by the board of directors on June 9, 2006 when the Company moved from the TSX Venture Exchange to the Toronto Stock Exchange (the “TSX”).

The Current Plan provides that the aggregate number of common shares which could be reserved for issuance upon the exercise of options was 6,354,731 of the Company’s currently outstanding common shares. As at October 31, 2006, options to purchase an aggregate of 4,322,600 common shares of the Company (6.5% of the currently issued and outstanding common shares of the Company) remain outstanding and unexercised under the Current Plan (the “Existing Options”).

Management of the Company has determined that it is in the best interests of the Company to amend and restate the Current Plan. The most significant amendment will be to convert the Current Plan to a rolling stock option plan, pursuant to which the Company will reserve 10% of the total number of common shares of the Company which are issued and outstanding from time to time, and as at the date of each grant (referred to as the “Amended & Restated Plan” and the “Stock Option Plan”). The Amended & Restated Plan is subject to the approval of the TSX. The existing options which are outstanding under the Current Plan will be governed by the Amended & Restated Plan.

For the purposes of calculating the maximum aggregate number of shares which may be reserved for issuance under the Amended & Restated Plan, all outstanding options at the time of any grant, whether granted under the Amended & Restated Plan or the Current Plan, will be treated as though they were granted under the Amended & Restated Plan. As at October 31, 2006, the Company had 66,342,839 shares issued and outstanding, and accordingly, if the Amended & Restated Plan were adopted as at that date, a total of 6,634,283 options (10% of the Company’s currently outstanding common shares) would be reserved for grant under the Amended & Restated Plan. Assuming an October 31, 2006 date, after deducting the existing options there would be 2,311,683 options available for grant under the Amended & Restated Plan (6,634,283 options less the 4,322,600 options currently outstanding under the Current Plan). The directors of the Company are of the view that adopting the Amended & Restated Plan providing for a rolling 10% of issued and outstanding common shares available for issuance pursuant to options is in the best interests of the Company and more is consistent with the practice of other comparable public companies. After the institution of the Amended & Restated Plan, the Plan will be subject to approval of the Company’s shareholders every three years.

In addition to stock options granted and outstanding under the Current Plan, the Company also has outstanding stock options granted arising from its merger with Quincy Energy Corp. which occurred on July 10, 2006 (the “Quincy Options”). As at the date of this information circular, options to purchase an aggregate of 189,000 common shares of the Company remain outstanding and unexercised pursuant to the QUI Options. The Quincy Options are administered separate and apart from the Current Plan by virtue of the terms of the plan of merger agreement between Quincy Energy Corp. and the Company.

The purpose of the Amended & Restated Plan is to provide the Company with a share related mechanism to enable the Company and its subsidiaries to attract, retain, motivate and reward qualified directors, employees and consultants, and to secure for the Company and its shareholders the benefits of the incentive inherent in share ownership by directors, officers, employees and consultants to the Company and its subsidiaries who, in the judgment of the directors of the Company will be largely responsible for the Company’s future growth and success. The Amended & Restated Plan will also reduce the cash compensation the Company would otherwise have to pay.

Management is seeking shareholder approval for the Amended & Restated Plan and the approval of the number of shares reserved for issuance under the amended & restated plan in accordance with and subject to the rules and policies of the TSX.

A full copy of the Amended & Restated Plan will be available at the Annual and Special General Meeting for review by shareholders. Shareholders may also obtain copies of the Amended & Restated Plan from the Company prior to the Meeting on written request.

The following summarizes the general terms of Company’s Amended & Restated Plan:

Eligible Optionees. Under the Stock Option Plan, the Company can grant Options to directors, officers, employees and consultants of the Company.

Maximum Grant. The maximum number of shares which may be reserved for issuance to any one person under the Amended & Restated Plan shall be 5% of the issued and outstanding shares (on a non-diluted basis) less the aggregate number of Shares reserved for issuance to such person under any other outstanding options.

Restrictions on Insiders. The aggregate number of shares underlying grants to Insiders cannot exceed 10% of the issued and outstanding. In addition, grants to Insiders are not permitted where such grants could result in the issuance to Insiders, in any one year period, of an aggregate number of shares which exceeds 10% of the issued and outstanding shares, or where such grant could result in the issuance under the Amended & Restated Plan to any one Insider and/or such Insider’s associates, in any one year period, of an aggregate number of shares which exceeds 5% of the issued and outstanding shares.

Maximum Term of Options. The term of any Options granted under the Stock Option Plan is fixed by the Board of Directors and may not exceed five years from the date of grant.

Number of Shares Reserved. The number of common shares which may be issued pursuant to Options granted under the Stock Option Plan (including Options already granted) may not exceed 10% of the total number of common shares of the Company which are issued and outstanding at the date of such grant. Options that have been granted under the Plan or under any predecessor plan, and that have been exercised, will not be included in calculating the number of common shares available under the Plan.

Transferability. The Options are non-assignable and non-transferable.

Option Price. The exercise price (the “Option Price”) of Options granted under the Stock Option Plan is determined by the Board of Directors, but may not be less than the Market Price of the Corporation’s common shares on the TSX (“Market Price” for this purpose is the closing trading price on the TSX at the time of grant).

Vesting Provisions. Options granted under the Stock Option Plan may be subject to vesting provisions. Such vesting provisions are determined by the Board of Directors or a committee appointed by the Board, to which such authority is delegated by the Board from time to time.

Termination. To the extent not exercised, an Option shall generally terminate at the earliest of the following dates:

(a)	the termination date specified for the Option (subject to extension for black-out periods);

(b)	in the case of termination as an employee, consultant or director for just cause, the date of such termination for just cause;

(c)	where the Optionee's position as an employee, consultant, officer or director terminates for a reason other than the Optionee's disability, death, or termination for just cause, 90 days after such date of termination, or where the Optionee is engaged in investor relations activities, 30 days after such date of termination;

(d)

in the event of retirement at or after the age of 60 or after 20 years of employment, the Option will remain exercisable by the Optionee (or by the Optionee's legal personal representative or representatives if the Optionee dies before the last date of exercise of the Option) in accordance with the terms of the Option as if the Optionee had not retired;

(e)

if the position of an Optionee as an employee, director or officer terminates as a result of his or her death, any Options held by such Optionee shall pass to the permitted successor of the Optionee, and shall be exercisable by the such successor for a period of 1 year following such death, provided that in no case shall the term of the Option extend beyond five years from the date of grant.

Adjustments / Expiration Without Exercise. Options that have been cancelled or that have expired without having been exercised shall continue to be available for re-grant under the Stock Option Plan. The Stock Option Plan also provides for adjustments to outstanding Options in the event of any consolidation, subdivision, conversion or exchange of Company’s shares.

Administration. The Stock Option Plan is administered by the Board of Directors or a committee appointed by the Board, to which such authority is delegated by the Board from time to time.

Financial Assistance. The Company may facilitate the exercise of Options by providing financial assistance to the Optionee on such terms and in such manner as the committee administering the Stock Option Plan may determine, and subject to compliance with applicable laws and stock exchange requirements. Financial assistance may include a loan by the Corporation to the Optionee, or the acceptance by the Corporation of the proceeds of a sale of the Shares in respect of which an Option is to be exercised at the time of delivery of the certificate for the Shares to such Holder.

Board Discretion. The Stock Option Plan provides that, generally, the number of shares subject to each Option, the exercise price, the expiry time, the extent to which such Option is exercisable, including vesting schedules, and other terms and conditions relating to such Options shall be determined by the Board of Directors or a committee appointed by the Board, to which such authority is delegated by the Board from time to time.

Limits on Grants. The Stock Option Plan also prohibits option grants in any 12 month period which would result in the issuance to any one individual of Options exceeding 5% of the outstanding common shares of the Company.

Amendments. The terms of the Stock Option Plan may not be amended without shareholder approval and without stock exchange approval (where required under the rules and policies of such stock exchange), provided that the Company may amend the Stock Option Plan without shareholder approval in the following cases:

(a)	to comply with the requirements of any applicable regulatory authority;

(b)	to comply with the rules, policies and terms of listing of any stock exchange on which the Company’s securities are listed;

(c)	to correct any typographical errors in the Stock Option Plan or to amend wording of any provision of the Stock Option Plan for the purpose of clarifying the meaning of existing provisions;

(d)	to modify or extend the termination date applicable to any specific grant of Options;

(e)	to amend the exercise price of any Options held by persons who are not insiders; and

(f)	to amend the categories of persons described who are eligible to receive Options.

U.S. Residents. Grants of Options to persons residing in the United States, and exercise of Options granted to such persons, is subject to compliance by the Corporation with U.S. federal and state securities laws.

Shareholder Approval

Under TSX policies, the Amended & Restated Plan must be approved by shareholders of the Corporation prior to and every three years after its adoption. Shareholders will therefore be asked at the Meeting to approve with or without variation the following ordinary resolution:

“BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

(a)	the Company’s Amended & Restated Plan as described in its information circular dated October 31, 2006 be and it is hereby approved; and

(b)

notwithstanding that this resolution has been passed by the shareholders of the Company, the Amended & Restated Plan is conditional upon receipt of final acceptance for filing of the Amended & Restated Plan by the TSX and the directors of the Company are hereby authorized and empowered to revoke this resolution, without any further approval of the shareholders of the Company, at any time if such revocation is considered necessary or desirable by the directors.”

The directors of the Company believe the passing of the foregoing ordinary resolution is in the best interests of the Corporation and recommend that shareholders of the Corporation vote in favour of the resolution. The management persons named as proxyholders in the enclosed form of proxy intend to cast the votes represented by proxy in favour of the foregoing resolution unless the holder of common shares who has given such proxy has directed that the votes be otherwise cast.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company at Suite 1238, 200 Granville Street, Vancouver, BC, V6C 1S4 or by telephone at (604) 684-9007 to request copies of the Company’s financial statements and management’s discussion and analysis. Financial information is provided in the Company’s comparative financial statements for its most recently completed financial year.

BOARD APPROVAL

The contents of this information circular have been approved and its mailing has been authorized by the board of directors of the Company.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Vancouver, British Columbia, this 3rd day of November, 2006.

/s/ Paul Matysek , President & Director

Appendix “A”

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Mandate of the Board of Directors

Pursuant to the British Columbia Business Corporations Act, the Board is required to supervise the management of the affairs and business of the Company. The Board’s principal responsibilities are to supervise and evaluate management, to oversee the conduct of the Company’s business, to set policies appropriate for the business of the Company and to approve corporate strategies and goals. The Board is to carry out its mandate in a manner consistent with the fundamental objective of enhancing shareholder value.

In discharging its duty of stewardship over the Company, the Board expressly undertakes the following specific duties and responsibilities:

(i)

The Board monitors financial performance and considers, reviews and approves all significant strategic decisions, including all major decisions relating to acquisitions, divestitures and financing. The Board expects the Company’s senior officers to manage the business of the Company on a day-to-day basis and to keep the Board informed of all significant developments affecting the Company. The Board receives from management regular reports on the Company’s compliance with various legal requirements and internal control procedures, operational/management reports and any other relevant reports.

(ii)	The Company’s overall strategy is developed by management and is reviewed on a quarterly basis by the Board which considers the business and political risks and opportunities inherent in it.

(iii)

The Board identifies the principal risks to the Company, and reviews and assesses the methods and systems for managing such risks. In particular, the Audit Committee is responsible for reviewing the adequacy of the Company’s systems for identifying and managing financial risks.

(iv)

The Board regularly considers the integrity, quality and continuity of management required to achieve the Company’s goals. The Board is responsible for reviewing succession planning, senior management development and the performance of management against their annual objectives. Annually, the Compensation Committee measures management’s performance and total compensation against the objectives set in the annual budget.

(v)

The Board annually reviews the Company’s relations with shareholders, employees, financial analysts, the media and other stakeholders. The Company’s goal is to outline procedures and practical guidelines for public disclosure and dissemination of material and non-material information about the Company and its subsidiaries. Senior officers are often available to shareholders and, through the investor relations function. They aim to provide clear and accessible information on the Company’s operations and investments. The CEO is responsible for ensuring the consistency and accuracy of information released to analysts and others and that all such information is in the public domain.

(vi)

The Audit Committee reviews and provides recommendations to the Board on the adequacy of the internal controls. Management and external auditors provide to the Audit Committee regular reports on the Company’s control environment. The internal control procedures are reviewed in detail to ensure they meet the new rules and standards.

Composition of the Board of Directors and Relationship to Significant Shareholder

The Company currently has six Directors, three of whom, James Watt, Grayson Hand, and William Lupien, qualify as unrelated directors and are independent of management and free from any interest or business relationship which could, or could be perceived to, materially interfere with their ability to act in the best interests of the Company. Paul Matysek and William Sheriff, qualify as related directors due to their management positions with the Company. The majority of the directors are unrelated. The Board of Directors is of the view that six directors are appropriate to facilitate effective decision-making.

The Company does not have a significant shareholder with the ability to vote a majority of the outstanding shares of the Company for the election of directors.

Board Independence

The President, the Chief Financial Officer, the President and Executive–Vice President of Energy Metals Corporation US and the Corporate Secretary of the Company are active and central members of the Company.

The Board believes that adequate structures and processes are in place to facilitate the functioning of the Board independently of the Company’s management. The Audit Committee and Compensation Committee consists of a majority of directors who are unrelated to the Company’s management.

Orientation and Continuation Education

Management and the Board have established procedures, appropriate to the individual, for orientating and educating new directors to the Board and have a process for continuing education for all directors.

Compensation

It is the policy of the Company not to compensate members of the Board for acting as directors but to grant directors’ incentive stock options pursuant to the policies of the Toronto Stock Exchange and the Company’s Stock Option Plan.

Ethical Business Conduct

The Board is responsible for the encouragement and promotion of a culture of ethical business conduct through the adoption of a Code of Business Conduct and Ethics that address the following:

a)	conflicts of interest, including transactions and agreements in respect of which a director or executive officer has material interest;

b)	protection and proper use of corporate assets and opportunities;

c)	confidentiality of corporate information;

d)	fair dealing with the Company’s security holders, customers, suppliers, competitors and employees;

e)	compliance with laws, rules and regulators; and

f)	reporting of any illegal or unethical behavior.

Directorship

Directors of the Company are directors of other reporting issuers, as disclosed in “Election of Directors”.

Shareholder Feedback and Concerns

The Company presently conducts an active shareholder relations program, under the direction of its President, Paul Matysek and with the assistance of its corporate development team. The program involves meeting with a broad spectrum of investors, including briefing sessions for analysts and investment fund managers on reported financial results and other announcements by the Company, as well as meetings with individual investors, members of the press and public. Shareholders are informed of developments in the Company by the issuance of timely press releases, all of which have been reviewed and approved by the CEO and where appropriate the Board.

Management of the Company routinely make themselves available to shareholders to respond to questions and concerns. Shareholder concerns are dealt with on an individual basis, usually by providing requested information. Significant shareholders concerns are brought to the attention of the management of the Company or the Board.

Under its written mandate, the Board is required to oversee the Company’s communications policy. The Board monitors the policies and procedures that are in place to provide for effective communication by the Company with its shareholders and with the public generally, including effective means to enable shareholders to communicate with senior management and the Board. The Board also monitors the policies and procedures that are in place to maintain a cohesive and positive image of the Company with shareholders, the mining industry, governments and the public generally.

Expectations of Management

The Board expects management of the Company to conduct the business of the Company in accordance with the Company’s ongoing strategic plan and to meet or surpass the annual and long-term goals of the Company set by the Board in consultation with management. As part of its annual strategic planning process, the Board will now specify its expectations of management both over the next financial year and in the context of the Company’s long-term goals. Each quarter, the Board reviews management’s progress in meeting these expectations.